SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                   NOTIFICATION OF REGISTRATION FILED PURSUANT
              TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  York Enhanced Strategies Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                             767 Fifth Avenue, 17th Floor
                             New York, New York  10153


Telephone Number (including area code):

                             (212) 300-1300


Name and address of agent for service of process:

                             The Corporation Trust Company
                             1209 Orange Street
                             Wilmington, Delaware  19801


With copies of Notices and Communications to:

                             David M. Mahle, Esq.
                             Jones Day
                             222 East 41st Street
                             New York, New York  10017


Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                           YES   [X]         NO   [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507.

                                   SIGNATURE



      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York, on the 15th day of November, 2005.


                         Signature:  /s/ Jeffrey A. Weber
                                   ---------------------------------------------
                                   Registrant York Enhanced Strategies Fund, LLC


                         By        Jeffrey A. Weber, Director
                                   ---------------------------------------------
                                   (Name of director, trustee or
                                   officer signing on behalf of
                                   registrant)



Attest: /s/ Adam J. Semler
        --------------------

        C.F.O. and Secretary
        --------------------
       (Title)